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                                                      OMB APPROVAL
                                                      __________________________
                        UNITED STATES                 OMB Number 3235-0145
             SECURITIES AND EXCHANGE COMMISSION       Expires: August 31, 1999
                   WASHINGTON, D.C.  20549            Estimated average burden
                                                      hours per form. . . .14.90
                                                      --------------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    UNITED PAYORS & UNITED PROVIDERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)

                                  911319 10 1
         -------------------------------------------------------------
                                (CUSIP Number)

    Edward S. Civera, 2275 Research Boulevard, Rockville, Maryland 20850,
                                 301-548-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1999
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                                                                 SEC 300 (07-98)
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                                  SCHEDULE 13D
-----------------------                             ----------------------------
CUSIP No. 911319 10 1                                 Page 2 of 6 Pages
-----------------------                             ----------------------------

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 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Independent Divestment Trust
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [ ]
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS*

      OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             4,500,000
   REPORTING    ----------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      4,500,000
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,500,000 Shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

      25.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

      OO
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

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D (this "Schedule") relates to the shares of common stock, par value $.01 per share, ("Common Stock") of United Payors & United Providers, Inc. (the "Company"), a corporation organized under the laws of the state of Delaware. The principal executive offices of the Company are located at 2275 Research Boulevard, Rockville, Maryland 20850.

Item 2.   Identity and Background.
          -----------------------

     (a) This Schedule is being filed by Independent Divestment Trust (the "Trust").

     (b) Its address is in care of Edward S. Civera, President and Chief Operating Officer, United Payors & United Providers, Inc., 2275 Research Boulevard, Rockville, Maryland 20850, solely in its capacity as Servicer of Independent Divestment Trust.

     (c) The Trust is a Delaware business trust. The trustee of the Trust is Wilmington Trust Company (as Trustee for Independent Divestment Trust), Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001, Attention:
Corporate Trust Administration. The Trust was formed to effect the transactions discussed in this Schedule 13D.

     (d) The Trust has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Trust is a Delaware business trust.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     For the shares of Common Stock sold to the Trust by Principal HealthCare, Inc., an indirect, wholly owned subsidiary of Principal Mutual Holding Company (collectively, "Principal Mutual"), the Trust paid $13,225,000 and issued Trust Certificates entitling Principal Mutual to the remaining proceeds from the sale of the Trust Shares. The Trust received the cash from Thomas L. Blair, Chairman of the Board and Chief Executive Officer of the Company pursuant to the Securities Purchase Agreement discussed in Items 5 and 6 below. The Trust is the issuer of the Trust Certificates.

Item 4.   Purpose of Transaction.
          -----------------------

     In light of the Company's proposed acquisition of a federal savings bank, Principal Mutual is divesting its control of the Company within the meaning of the Savings and Loan Holding Company Act. Principal Mutual already is a savings and loan holding company. The transactions discussed in this Schedule effect a significant reduction in Principal Mutual's ownership of Common Stock.

     Except as disclosed in response to Items 5 and 6 below, the Trust has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The Trust holds an aggregate of 4,500,000 shares of Common Stock (the "Trust Shares"), 25.6% of outstanding shares. The Trust has contracted to sell the Trust Shares to Mr. Blair, pursuant to the Securities Purchase Agreement discussed in Items 5 and 6 below.

     (b) The Trust currently has the power to vote the Trust Shares; however, the Trust is required to vote the Trust Shares as discussed in Item 6 below. In light of the directions regarding voting, the Trust considers that it has shared voting power.

     The Trust has the power to dispose of the Trust Shares, however, pursuant to the Securities Purchase Agreement discussed in Items 5 and 6 below the Trust is obligated to sell the Trust Shares to Mr. Blair. As a result, the Trust considers that it has shared dispositive power.

     (c) During the past sixty days, the Trust has effected the following purchases and sales of shares of Common Stock:

     On February 25, 1999, the Trust acquired the Trust Shares from Principal Mutual, paid Principal Mutual $13,225,000 and issued Trust Certificates to Principal Mutual, which entitle Principal Mutual to the remaining proceeds from the sale of the Trust Shares by the Trust. Simultaneously, on February 25, 1999, the Trust entered into a Securities Purchase Agreement with Mr. Blair. Pursuant to this Securities Purchase Agreement, the Trust received the $13,225,000 from Mr. Blair and Mr. Blair agreed to purchase and the Trust agreed to sell the Trust Shares to Mr. Blair. The purchase price to be paid by Mr. Blair for the Trust Shares is a maximum of $27.60 per share (less $2.94 per share representing the allocable per share portion of the $13,225,000 already paid), subject to possible adjustment, as set forth in the Securities Purchase Agreement.

     (d) Any dividends paid on the Trust Shares would reduce the purchase price of the Trust Shares under the Securities Purchase Agreement.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     The Securities Purchase Agreement is discussed in Item 5 above.

     While it holds Trust Shares, the Trust is required to vote the Trust Shares in the same proportion as all other shares of Common Stock voted by the Company's other stockholders on any matter submitted to a vote of stockholders; except that the Trust is directed to vote the Trust Shares for certain amendments to the Company's Certificate of Incorporation submitted by the Board of Directors for approval by stockholders at the next Annual Meeting of Stockholders. These amendments would (i) delete the prohibition on stockholder action by written consent, the "Business Combination" section which imposes significant impediments to business combination type transactions involving greater than 10% stockholders, which are not approved by the Board of Directors, and the provision which allows the Board of Directors to consider non-stockholder constituencies in evaluating certain transactions; and (ii) reduce from 80% to 66 2/3% the stockholder vote required to remove directors for cause and make certain amendments to the Certificate of Incorporation and Bylaws.

     For more detailed information regarding these various agreements see
Item 7. The foregoing discussion is qualified in its entirety by reference to the Exhibits.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          A. Amended and Restated Trust Agreement, dated as of February 25, 1999 between Wilmington Trust Company, as the Trustee, and Principal HealthCare, Inc., as the Transferor and the initial Holder.

          B. Securities Purchase Agreement between Independent Divestment Trust and Thomas L. Blair

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Independent Divestment Trust

                                 By:  United Payors & United Providers, Inc.,
                                      solely in its capacity as Servicer under
                                      the Amended and Restated Trust Agreement
                                      for Independent Divestment Trust, dated
                                      February 25, 1999.


                                 /s/ Edward S. Civera
                                 -----------------------------------------
                                 By: Edward S. Civera
                                     President and Chief Operating Officer
                                     United Payors & United Providers, Inc.

Date: March 8, 1999